Filed pursuant to Rule No. 424(b)(3)
File Number 333-120700

Prospectus Supplement No. 2
(to Prospectus dated February 10, 2005)

13,949,849 SHARES

Loudeye Corp.

COMMON STOCK

     This Prospectus Supplement No. 2 supplements information contained our prospectus dated February 10, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 13,949,849 shares of our common stock by the selling stockholders identified in the prospectus (including their transferees, pledgees, donees or other successors).

     You should read this Prospectus Supplement No. 2 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements thereto.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Fourth Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 1, 2005.

Recent Developments

On March 1, 2005, Loudeye Corp. announced preliminary financial results for the fourth quarter and fiscal year ended December 31, 2004.

Fourth Quarter and Fiscal Year 2004 Financial Highlights

•	Revenues. Revenues increased to $6.5 million in the fourth quarter, compared with revenues of $5.1 million in the third quarter of 2004 and $2.9 million in the prior year fourth quarter. This represents a 29% increase from the third quarter of 2004 and a 124% increase from the prior year fourth quarter. Contributing to the overall increase, revenues from Loudeye’s digital music store services grew to $3.5 million in the current quarter, an increase of 87% from the third quarter of 2004. For the year ended December 31, 2004, Loudeye’s revenues were $16.7 million, compared to $11.9 million in the prior year, an increase of 40%.

•	Deferred revenue. Deferred revenue was $5.7 million at quarter end, compared with $5.5 million as of September 30, 2004 and $0.7 million as of December 31, 2003.

•	Net Loss. For the fourth quarter of 2004, GAAP net loss was $5.5 million or $0.07 per share, compared to a GAAP net loss of $5.3 million or $0.07 per share in the third quarter of 2004 and $1.7 million or $0.03 per share in the fourth quarter of 2003. For the year ended December 31, 2004, GAAP net loss was $16.3 million or $0.22 per share, compared to a GAAP net loss of $19.2 million or $0.39 per share for 2003. Included in GAAP net loss for the fourth quarter of 2004 and the year ended December 31, 2004 were net foreign exchange transaction losses of approximately $1.0 million and $0.8 million, respectively. There were no foreign exchange transaction gains or losses for the year ended December 31, 2003 and the quarters ended September 30, 2004 and December 31, 2003.

•	Pro Forma Net Loss.* Pro forma net loss for the quarter totaled $3.5 million or $0.04 per share, compared to a pro forma net loss of $4.3 million or $0.05 per share in the third quarter of 2004 and $0.7 million or $0.01 per share in the prior year fourth quarter. For the full year 2004, pro forma net loss was $12.1 million or $0.16 per share, compared to a pro forma net loss of $6.6 million or $0.13 per share for 2003.

•	Cash and Investments. Cash, short-term, long-term and restricted investments were approximately $43.7 million as of December 31, 2004.

*	Pro forma net loss excludes charges related to depreciation and amortization expense, charges related to stock-based compensation, increase in fair value of common stock warrants, gain on sale of media restoration assets, net interest income or expense, foreign exchange transaction gain or loss, and special charges. A reconciliation of Loudeye’s GAAP financial results with its pro forma financial results is set forth below.

Use of Non-GAAP Financial Information

This prospectus supplement contains financial metrics that are not based on generally accepted accounting principles in the United States, or GAAP. Management believes the pro forma presentation enhances an overall understanding of Loudeye’s financial performance, and is used by management for that purpose. To supplement Loudeye’s consolidated financial statements presented on a GAAP basis, we have included non-GAAP “pro forma” measures of operating results which exclude certain costs and expenses identified below. The pro-forma net loss and pro forma net loss per share presented in the prospectus supplement exclude charges for depreciation and amortization expense, charges related to stock-based compensation, increase in the fair value of common stock warrants, gain on the sale of media restoration assets, net interest income or expense, foreign exchange transaction gain or loss and special charges. Included below is a tabular reconciliation of the non-GAAP financial measures to Loudeye’s GAAP financial results for the quarter ended December 31, 2004.

Since Loudeye has historically reported non-GAAP results to the investment community, management believes the inclusion of non-GAAP financial measures provides consistency in its financial reporting. Further, these non-GAAP results are important indicators that management uses for planning and forecasting in future periods and for making financial and operating decisions. Although Loudeye believes, for the foregoing reasons, that its presentation of non-GAAP financial measures enhance investors’ understanding of Loudeye’s business and performance, these non-GAAP financial measures are inherently limited in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of Loudeye’s recorded costs against its revenues. Management compensates for these limitations in non-GAAP results by also evaluating the company’s performance based on traditional GAAP financial measures. Accordingly, investors should consider these pro forma results together with GAAP results, rather than as an alternative to GAAP basis financial measures.

LOUDEYE CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended			Years Ended
	December 31,	September 30,	December 31,	December 31,
PRELIMINARY	2004	2004	2003	2004	2003
REVENUES	$6,540	$5,080	$2,924	$16,742	$11,948

COST OF REVENUES	4,598	3,480	1,418	11,323	7,206

Gross margin	1,942	1,600	1,506	5,419	4,742
Gross margin percent	30%	31%	52%	32%	40%

OPERATING EXPENSES
Research and development	1,349	1,325	320	4,017	1,688
Sales and marketing	1,507	1,478	419	4,456	3,286
General and administrative	3,333	3,798	1,672	11,323	7,778
Amortization of intangibles and other assets	196	325	157	787	1,100
Stock-based compensation	120	21	344	306	1,298
Special charges	12	350	262	312	8,699

	6,517	7,297	3,174	21,201	23,849

OPERATING LOSS	(4,575)	(5,697)	(1,668)	(15,782)	(19,107)

Increase in fair value of common stock warrants	—	—	(26)	—	(248)
Gain on sale of media restoration assets	43	273	—	156
Other income (expense)	(998)	93	(20)	(663)	181

NET LOSS	$(5,530)	$(5,331)	$(1,714)	$(16,289)	$(19,174)

Basic and diluted net loss per share	$(0.07)	$(0.07)	$(0.03)	$(0.22)	$(0.39)

Weighted average shares — basic and diluted	81,848	79,285	56,131	73,845	49,797

NON-GAAP PRO FORMA INFORMATION:

Net loss	$(5,530)	$(5,331)	$(1,714)	$(16,289)	$(19,174)
Adjustments to reconcile GAAP net loss to pro forma net loss:
Depreciation and amortization	903	977	355	2,919	2,378
Stock-based compensation	155	65	362	423	1,360
Increase in fair value of common stock warrants	—	—	26	—	248
Gain on sale of media restoration assets	(43)	(273)	—	(156)	—
Interest (income) expense	(27)	(93)	21	(176)	(61)
Foreign exchange transaction loss	1,016	—	—	833	—
Special charges (1)	12	350	262	312	8,699

Pro forma net loss	$(3,514)	$(4,305)	$(688)	$(12,134)	$(6,550)

Basic and diluted pro forma net loss per share	$(0.04)	$(0.05)	$(0.01)	$(0.16)	$(0.13)

Weighted average shares — basic and diluted	81,848	79,285	56,131	73,845	49,797

(1)	Special charges of $8,699 relate primarily to the impairment of assets in accordance with our long-lived asset policy. During the year ended December 31, 2003, we recorded impairment charges for goodwill, intangible assets and property and equipment of approximately $5,300, $685 and $670 respectively. The remaining costs related to corporate restructurings and facilities consolidations.

LOUDEYE CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands)

	December 31,
PRELIMINARY	2004	2003
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$38,880	$21,940
Accounts receivable, net	5,333	1,781
Prepaid and other	1,298	345
Assets held for sale	—	363

Total current assets	45,511	24,429

Long-term investments	2,288	—
Restricted investments	2,568	316
Property and equipment, net	5,661	1,123
Goodwill	43,549	—
Intangible assets, net	3,700	86
Assets held for sale	—	730
Other long-term assets, net	539	360

Total assets	$103,816	$27,044

LIABILITIES
Current liabilities:
Accounts payable	$4,012	$1,229
Line of credit	—	1,285
Accrued compensation and benefits	929	378
Other accrued expenses	4,966	1,155
Accrued special charges	403	1,670
Accrued acquisition consideration	15,924	—
Deferred revenue	4,353	485
Current portion of long-term debt and capital leases	1,135	1,348
Liabilities related to assets held for sale	—	98

Total current liabilities	31,722	7,648

Deferred revenue	1,343	228
Common stock payable related to acquisition	3,193	—
Long-term debt and capital leases, net of current portion	1,000	2,135

Total liabilities	37,258	10,011

STOCKHOLDERS’ EQUITY	66,558	17,033

Total liabilities and stockholders’ equity	$103,816	$27,044